October 19, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cinedigm Corp. Registration Statement on Form S-1 (Registration No. 333-260210)

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cinedigm Corp., a Delaware corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-260210) be accelerated so that it will become effective at 4:30 p.m. (eastern time), on October 21, 2021, or as soon thereafter as practicable.

Very truly yours,

CINEDIGM CORP.
By:	/s/ Gary S. Loffredo
Gary S. Loffredo President, Chief Operating Officer, General Counsel and Secretary